Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

TODD SHIPYARDS CORPORATION

at

$22.27 NET PER SHARE

Pursuant to the Offer to Purchase dated December 30, 2010

by

NAUTICAL MILES, INC.,

a wholly-owned subsidiary of

VIGOR INDUSTRIAL LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 28, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 30, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a purchase price of $22.27 per Share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	A letter to stockholders of Todd from the Chief Executive Officer of Todd, accompanied by Todd’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6.	A return envelope addressed to the Depositary for your use only.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at midnight, New York City time, on January 28, 2011, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and Todd. The Merger Agreement provides that, among other things, subject to certain conditions Purchaser will be merged with and into Todd (the “Merger”), with Todd continuing as the Surviving Corporation in the Merger and a wholly owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

After careful consideration, the board of directors of Todd by a unanimous vote of the disinterested directors (i) determined that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Todd and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and all of the transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of Todd tender their Shares pursuant to the Offer and, to the extent required by law, approve the Merger and the Merger Agreement.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth below.

Very truly yours,

Phoenix Advisory Partners

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Phoenix Advisory Partners

110 Wall Street

27th Floor

New York, NY 10005

(800) 576-4314

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